United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
September 2009
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Press Release
Signature Page

Vale concludes the acquisition of Corumbá
Rio de Janeiro, September 18, 2009 — Vale S.A. (Vale) announces that it concluded the all-cash acquisition of the Corumbá iron ore mining operations, located in state of Mato Grosso do Sul, Brazil, from Rio Tinto Plc (Rio Tinto) and some of its controlled entities for US$750 million.
Corumbá is a world-class asset, with high Fe content and a strategic importance to our product portfolio, adding a substantial volume of lump ore to our reserves. Lump ores are becoming increasingly scarce in our iron ore deposits in the Southern and Southeastern Systems in the state of Minas Gerais, Brazil. In addition, given its high quality, a major part of the Corumbá reserves can be employed in the direct reduction process, implying in a price premium over other ores.
In 2008, Corumbá produced 2.0 million metric tons of iron ore. The logistics assets enable it to be 70% self sufficient in the transportation of iron ore down the Paraguay river.
Vale has the intention to expand Corumbá’s capacity up to 15.0 million metric tons per year, which will require an estimed capex of more than US$2 billion, yet to be approved by Vale’s Board of Directors. About US$1.5 billion of the estimated capex will be spent on the purchase of convoys of barges, which could be ordered from Brazilian shipyards.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Alessandra Gadelha: alessandra.gadelha@vale.com
Patricia Calazans: patricia.calazans@vale.com
Samantha Pons: samantha.pons@vale.com
Theo Penedo: theo.penedo@vale.com
This press release may include declarations about Vale’s expectations regarding future events or results. All declarations based upon future expectations, rather than historical facts, are subject to various risks and uncertainties. Vale cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the countries where Vale operates, mainly Brazil and Canada; (b) the global economy; (c) capital markets; (d) the mining and metals businesses and their dependence upon global industrial production, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Vale operates. To obtain further information on factors that may give rise to results different from those forecast by Vale, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including Vale’s most recent Annual Report on Form 20F and its reports on Form 6K.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: September 18, 2009	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations